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  ===========================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------
                                 SCHEDULE 14D-1
                        (Amendment No. 2/Final Amendment)
                                       AND
                                  SCHEDULE 13D
                             TENDER OFFER STATEMENT
                     PURSUANT TO SECTIONS 13(d) AND 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------
                             HOUSE OF FABRICS, INC.
                       (Name of Subject Company [Issuer])

                           FCA ACQUISITION CORPORATION
                         FABRI-CENTERS OF AMERICA, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    441758109
                      (CUSIP Number of Class of Securities)
                                  ------------
                                  ALAN ROSSKAMM
                           FCA ACQUISITION CORPORATION
                       C/O FABRI-CENTERS OF AMERICA, INC.
                                5555 DARROW ROAD
                               HUDSON, OHIO 44236
                            TELEPHONE: (216) 656-2600
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                  ------------
                                    Copy to:
                             JAMES R. CARLSON, ESQ.
                            THOMPSON HINE & FLORY LLP
                                 3900 KEY CENTER
                                127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216
                            TELEPHONE: (216) 566-5500

                            CALCULATION OF FILING FEE
================================================================================
                 TRANSACTION                              AMOUNT OF
                 VALUATION*                               FILING FEE
--------------------------------------------------------------------------------
              $ 22,660,277.50                            $ 4532.06
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $4.25 per share of an aggregate of 5,331,830 shares of common stock. The amount of the filing fee, calculated in


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accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as
amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders for the shares of the issuer.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $ 4532.06    Filing Party: FCA Acquisition Corporation
                                                    and Fabri-Centers of
                                                    America, Inc.

Form or Registration No:              Date Filed:   February 6, 1998
Schedule 14D-1 Tender Offer Statement
================================================================================

--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         FCA Acquisition Corporation
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                              [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,138,677 shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                    [ ]

--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         77.6%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------




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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Fabri-Centers of America, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY


--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC and BK
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                               [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,138,677 shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         77.6%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------



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         FCA Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Fabri-Centers of America, Inc., an Ohio corporation (the "Parent"), and the Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as heretofore amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of House of Fabrics, Inc., a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). This Statement is also being filed on behalf of the Parent and the Purchaser for purposes of
Schedule 13D of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

         A meeting of the stockholders of the Company will be convened as soon as practicable for the purpose of approving the Merger. The Purchaser will vote all of the Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under Delaware law and the Company's certificate of incorporation without the vote of any other stockholder.

         On March 10, 1998, pursuant to the Merger Agreement, Carl C. Gregory, III, John E. Labbett, Mitchell G. Lynn, Alison L. May and Donald L. Richey resigned as directors of the Company and five designees of the Purchaser, Alan Rosskamm, Brian P. Carney, David E. Bolen, Jane A. Aggers and John W. Hermsen, were elected as directors of the Company by the Continuing Directors.
R.N. Hankin and H. Michael Hecht are the Continuing Directors of the Company.

         On the same day, the Board of Directors of the Company, following the election of the Purchaser's nominees to the Board, elected Alan Rosskamm as Chief Executive Officer of the Company and Brian P. Carney as Vice President, Treasurer and Assistant Secretary of the Company.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         The Offer expired at 12:00 midnight, Eastern Standard Time, on Friday, March 6, 1998. Based on a preliminary count, a total of approximately 4,119,477 Shares (including approximately 173,172 Shares subject to guarantees of delivery) were tendered pursuant to the Offer. All properly tendered Shares were purchased on Monday, March 9, 1998 in accordance with the terms of the Offer. The Shares tendered and purchased constitute approximately 77.3% of the outstanding Shares.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)  Press Release, dated March 9, 1998.








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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 10, 1998

                                           FCA ACQUISITION CORPORATION



                                           By: /s/ BRIAN P. CARNEY
                                           -------------------------------------
                                           Name:    Brian P. Carney
                                           Title:   Vice President and Treasurer


                                           FABRI-CENTERS OF AMERICA, INC.



                                           By: /s/ BRIAN P. CARNEY
                                           -------------------------------------
                                           Name:    Brian P. Carney
                                           Title:   Executive Vice President and
                                                    Chief Financial Officer

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                                  EXHIBIT INDEX


Exhibit
Number            Exhibit Name
------            ------------

(a)(10)           Press Release, dated March 9, 1998.









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